Exhibit 1A-6E

LICENSE AGREEMENT

BETWEEN

COOKIES CREATIVE CONSULTING & PROMOTIONS, LLC

AND

SPARTAN PARTNERS LICENSING, LLC

RETAIL LICENSE AGREEMENT

BASIC TERMS:

A.	CONTRACT NO:	RLA-2

B.	EFFECTIVE DATE:	As of April 25, 2019 (the “Effective Date”).

C.	PARTIES:	Cookies Creative Consulting & Promotions, LLC, a California limited liability company (“Licensor”)	Spartan Partners Licensing LLC, a, Michigan limited liability company (“Licensee”)

		2351 Circadian Drive Santa Rosa, CA 95407	40600 Ann Arbor Rd, Ste 201 Plymouth, MI 48170

D.	LICENSED PRODUCTS:	“Licensed Products” means those products, goods and articles defined in Exhibit 1, as updated from time to time in accordance with this Agreement.

E.	LICENSED PROPERTY:	“Licensed Property” means the: (a) trademarks, service marks, trade names, design marks and commercial symbols identified on Exhibit 2, (b) such other common law trademarks, service marks, trade names, design marks and commercial symbols owned by Licensor and which have become associated with Licensor or its business (the property identified in clauses (a) and (b), the “Marks”), (c) all copyright protected documents, designs, and marketing materials related to the Marks, and (d) all applications and common law rights related the foregoing.

F.	RIGHTS GRANTED:	Subject to the terms of the Agreement, Licensor hereby grants to Licensee, or an Operating Subsidiary, during the Term the exclusive right to: (a) utilize the Licensed Property in connection with the development, establishment and operation of a retail cannabis store in each authorized location set forth on Exhibit 3 in the Territory (each, an “Authorized Location” and further, each exclusive “Cookies” branded store shall be further delineated as a “Branded Retail Store”); and (b) advertise, publicize, market and sell the Licensed Products to retail customers through at each Authorized Location.

G.	DEDICATED RETAIL SPACE:	☒ YES, subject to the terms of the Agreement.

☐ NO

H.	TERM:	The term of this Agreement (the “Term”) commences as of the Effective Date and will continue in perpetuity, except as terminated as provided in this Agreement.

I.	PAYMENTS:	Subject to Section 4.1 of the Standard Conditions, for Licensed Products sold at each Authorized Location, five percent (5.0%) of Net Sales.

J.	PROPOSED SALES PLAN(S):	Initial Sales Plan due by the three (3)-month anniversary of the Effective Date.

Thereafter during the Term, a monthly Sales Plan due by the fifteen (15th) day of each calendar month during the Term, commencing on the fourth month after the Effective Date, in accordance with the terms and conditions of the Agreement.

K.	ENTIRE AGREEMENT	The foregoing Basic Terms, together with the Standard Conditions and all Exhibits and Schedules attached hereto and thereto, all of which are incorporated herein by reference, are referred to collectively as this “Agreement” and constitute the complete and entire agreement between the parties with respect to the subject matter hereof, superseding and replacing any and all prior agreements, negotiations, communications and understandings (both written and oral) regarding such subject matter. This Agreement, whether or not executed by the parties, shall not become effective until all required documentation (including, but not limited to, documentation evidencing the establishment of the Operating Subsidiary and any licenses and/or certificates necessary to operate an Authorized Location) have been received by Licensor. In the event of a conflict between the terms or conditions of the Standard Conditions and those of these Basic Terms, the terms and conditions of these Basic Terms shall prevail. This Agreement may only be modified, or any rights under it waived, by a written document executed by both parties.

All terms not otherwise defined herein shall have the meanings ascribed to them in the Standard Conditions (including any Exhibits and/or Schedules thereto) attached hereto.

LICENSOR:		LICENSEE:

COOKIES CREATIVE CONSULTING & PROMOTIONS, LLC		SPARTAN PARTNERS LICENSING, LLC

By:	/s/ Parker Berling	By:	/s/ Fabian Monaco
Print Name:	Parker Berling	Print Name:	Fabian Monaco
Title:	President	Title:	President

STANDARD CONDITIONS

All terms not otherwise defined herein shall have the meanings ascribed to them in the Basic Terms to which these Standard Conditions are attached.

1.            License.

1.1.         Grant of License. In consideration of the promises, representations, warranties, obligations, payments and agreements made or assumed by Licensee hereunder and subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee during the Term in the Territory (as defined in Exhibit 3) an exclusive license (the “License”) to: (a) utilize the Licensed Property in connection with the establishment, development and operation of Branded Retail Stores in an Authorized Location; and (b) advertise, publicize, market and sell Licensed Products and/or Affiliate Products (as defined in Section 2.2(e)) that have been purchased by Licensee (or an Operating Subsidiary (as defined in Section 2.1) directly from Licensor or its authorized affiliates (the “Suppliers”) as set forth in the License and Packaging Agreement, dated April, 25, 2019 (the “Packaging Agreement”) to customers through each Authorized Location, in each case, all in strict compliance with Applicable Law (as defined in Section 5.3(c)).

1.2.         License Acceptance. Licensee accepts the foregoing License and agrees to undertake the obligation to develop, establish and utilize the Licensed Property at each Authorized Location, and to perform the obligations established herein in compliance with the terms and conditions of this Agreement. Licensee agrees to pursue diligently and vigorously the promotion and sales of Licensed Products at each Authorized Location in order to realize the maximum sales potential for the Licensed Products at each Authorized Location.

1.3.         Exclusivity and Reservation of Rights. The Licensee has expended significant resources and time in connection with the obligations contemplated in this Agreement. Accordingly, Licensor will not, and will not cause, grant or in any way permit another party (except for any Operating Subsidiary of the Licensee) to operate a retail store for the Licensed Property, sell or deliver the Licensed Products, or utilize the Marks in the Territory, without the prior written consent of the Licensee. The License is limited to the right to develop and operate a Branded Retail Store at one or more Authorized Location and sell Licensed Products and Affiliate Products that have been purchased by Licensee from Licensor or its Suppliers within the Territory. Without limiting the foregoing, the License does not provide Licensee with any right to (i) market and sell Licensed Products identified by the Licensed Property at any location outside the Authorized Location(s), except for authorized delivery services as described in Section 2.2(g), (ii) market or sell Licensed Products through any alternative channels or methods of distribution, including, but not limited to, the internet (or any other existing or future form of electronic commerce), (iii) market or sell Licensed Products to any person or entity for resale or further distribution, except as Licensor may designate in writing, or (iv) exclude, control or impose conditions on the development by Licensor, its affiliates, designees and licensees of additional future retail cannabis stores that are branded and identified by the Licensed Property (“Other Branded Stores”) at any time or at any location outside the Territory regardless of the proximity to the Authorized Location. Licensee acknowledges that Other Branded Stores may in the future be located in close proximity to a Branded Retail Store outside the Territory.

Licensor retains all rights that are not expressly granted to Licensee under this Agreement. Further, Licensor may, among other things, on any terms and conditions it deems advisable, without compensation to Licensee, and without granting Licensee any rights therein:

(a)          Establish and/or license others to establish Other Branded Retail Stores, whether owned by Licensor, its affiliates or otherwise, at any location outside the Territory regardless of the proximity of such Other Branded Stores to a Branded Retail Store;

(b)          Merge with, acquire or become associated with any businesses or retail cannabis stores of any kind under other marks, which businesses and retail cannabis stores may use the Licensed Property and may offer or sell products, merchandise and services that are the same as or similar to the Licensed Products;

(c)          Offer, sell and distribute for Licensor and/or license others to offer, sell and distribute through any method of distribution, products, merchandise and services the same as or different from the Licensed Products that are offered, sold and distributed using the Licensed Property or intellectual property different from the Licensed Property through any distribution channels or methods, including, without limitation, Other Branded Stores (whether owned by the Company, its affiliates or otherwise), wholesale and through distributors; provided that Licensor shall not, at any time during the Term of this Agreement, offer, sell or distribute other Licensed Products or Affiliate Products in the Territory.

1.4.         Sublicensing. Licensee shall have no right to, and shall not, sublicense to any third party any right licensed to it under this Agreement unless and until Licensor has approved in writing such third party and such sublicense and such third party has executed a sublicense agreement in form and substance acceptable to Licensor (in Licensor’s sole discretion). Notwithstanding the foregoing, Licensee may freely assign or otherwise transfer all or any of its rights, or delegate or otherwise convey all or any of its obligations or performance under this Agreement to a Related Party upon prior written notice to Licensor. For purposes of this Section 1.4, a “Related Party” shall mean to include any person or entity that controls, is controlled by, or is under common control with Licensee within the Territory.

2.	Obligations of Licensee.

2.1.         Operating Subsidiaries. For each Authorized Location, except as otherwise agreed in writing by Licensor, Licensee shall form one (1) or more subsidiary (each, an “Operating Subsidiary” or collectively the “Operating Subsidiaries”) that is controlled by Licensee. Each Operating Subsidiary will be entitled (but not obligated), upon prior written consent of Licensor, to operate as a Branded Retail Store. Licensee shall be entitled to sell the Licensed Products at an Authorized Location, and where an Authorized Location operates as a Branded Retail Store, will be obligated to follow the applicable terms of this Agreement related to the operation of Branded Retail Stores(as set forth in Exhibit 3) . Each Operating Subsidiary that operates as a Branded Retail Store shall not own any assets other than those associated with such Branded Retail Store and shall not be used except in connection with the operation and management of such Branded Retail Store.

2.2.         Branded Retail Store.

(a)         Site Under Control. Licensee, or an Operating Subsidiary, shall be solely responsible for purchasing or leasing the premises located at the Authorized Location, including, but not limited to, evaluating, negotiating and entering into the purchase and sale agreement or the lease for the Authorized Location premises by and in the name of the Operating Subsidiary. Licensee shall not use or permit the use of any Branded Retail Store for any purpose other than the operation of such Branded Retail Store during the Term. Licensor does not make any guarantees concerning the success of aBranded Retail Store.

(b)        Construction. Licensee, or an Operating Subsidiary, shall be solely responsible for constructing, equipping and maintaining (or causing the Operating Subsidiary to maintain) each Authorized Location in compliance with Applicable Law. Without limiting the generality of the foregoing, Licensee shall be solely responsible for the following: (i) having prepared and submitted for approval by applicable governmental authorities plans and specifications for the construction of the Authorized Location; (ii) completing the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating the Authorized Location in full and strict compliance with all applicable ordinances, building codes and permit requirements without any unauthorized alterations; (iii) obtaining all customary contractors’ sworn statements and partial and final waivers, obtaining all necessary permits, licenses and architectural seals and complying with applicable legal requirements relating to the building, signs, equipment and premises, including, but not limited to, the Americans With Disabilities Act; and (iv) obtaining and maintaining all required zoning changes, building, utility, health, sanitation, and sign permits and licenses and any other required permits and licenses. Notwithstanding the foregoing, Licensee and Licensor may mutually agree in writing that the initial construction of the Branded Retail Store be undertaken and managed by a contractor retained by Licensor (such contractor, the “Licensor Contractor”) and that, in such event, Licensor will pay the Licensor Contractor directly for the costs of such initial construction, and Licensee shall reimburse Licensor for such costs that are documented and evidenced by an invoice from such Licensor Contractor.

(c)        Maintenance. The building, equipment, fixtures, furnishing, signage and trade dress (including the interior and exterior appearance) employed in the operation of any Branded Retail Store must be maintained solely by the Operating Subsidiary in a neat, clean, sanitary and safe condition and in compliance with Applicable Law, including, but not limited to, the Americans With Disabilities Act.

(d)        Staffing & Licensee Representative. Licensee acknowledges that each Operating Subsidiary is an independent business and that Licensee and each applicable Operating Subsidiary is responsible for the control and management of each Authorized Location, including, but not limited to, the hiring and discharging of employees, setting work schedules, maintaining all employment records and setting and paying wages and benefits of its employees in accordance with Applicable Law. Licensee acknowledges that Licensor has no power, responsibility or liability in respect to the hiring, discharging or employees, setting work schedules, maintaining all employment records or setting and paying of wages or related matters. Licensee agrees to employ a team of individuals whose services shall be dedicated to the operation of each Authorized Location. Licensee shall designate in writing to Licensor one (1) or more persons (each, a “Licensee Representative”) who has the authority to bind each Operating Subsidiary and Licensee in all dealings with Licensor. Licensee has specifically granted the Licensee Representative the authority to bind Licensee and each Operating Subsidiary. Without limiting anything in this Agreement, Licensor shall have the absolute right to rely on the representations, warranties and obligations undertaken on behalf of Licensee and/or Operating Subsidiary that are communicated in writing to Licensor by the Licensee Representative. If Licensee desires to change the person(s) who are its Licensee Representative, Licensee must, within ten (10) days prior to the effective date of each such change, provide written notice thereof to Licensor. As used in this Agreement, any reference to Licensee Representative includes all Licensee Representatives.

(e)        Dedicated Retail Space. On a continuous basis throughout the Term, Licensee and each Operating Subsidiary operating a Branded Retail Store agrees to dedicate and use no less than fifty percent (50%) (the “Dedicated Space Requirement”) of each Branded Retail Store to the sale of Licensed Products or other products and merchandise of affiliates as set forth in Exhibit 1, as amended from time to time (such other products and merchandise, “Affiliate Products”). Licensee shall purchase (or shall cause the Operating Subsidiary to purchase) such Licensed Products and Affiliate Products directly from Licensor or the Suppliers (as applicable). Licensee shall have the right to elect whether to meet the Dedicated Space Requirement for each Branded Retail Store by dedicating and using at least fifty percent (50%) of the total shelf space, by square footage, of the Branded Retail Store for the sale of Licensed Products and/or Affiliate Products, or by ensuring that fifty percent (50%) of all products and merchandise SKUs offered for sale at the Branded Retail Store are Licensed Products and/or Affiliate Products. After consultation with Licensee, Licensor shall have the absolute right to determine the Licensed Products and Affiliate Products to be offered for sale; provided, that Licensor agrees to consider in good faith any requests and input from Licensee; and provided, further, that Licensor and Licensee shall utilize good faith efforts to mutually agree in determining the prices for the Licensed Products for each Branded Retail Store. Licensor agrees that it shall use its reasonable best efforts with Licensee to offer its top Licensed Products to realize maximum sales potential. Licensor shall provide Licensee (or each Operating Subsidiary, as applicable) with a list of all Licensed Products and Affiliate Products available for purchase by Licensee for sale in each Authorized Location, which list may be changed by Licensor at any time, subject to consultation with Licensee. To facilitate a variety of products and merchandise offered for sale at each Authorized Location, Licensor shall have the right in its sole and absolute discretion to designate certain product mixes or packages of Licensed Products and Affiliate Products that may be purchased by Licensee (or each Operating Subsidiary, as applicable) from the Company and its affiliates for sale in each such Authorized Location; provided, however, that Licensor shall not prohibit Licensee from selling any Licensed Products and/or Affiliate Products in an Authorized Location that is offered and sold in a Branded Retail Store except for such Licensed Products that Licensor determines from time to time are exclusive to its “Cookies”-branded retail stores and/or exclusive to such stores for a limited period of time . It is further understood by the parties that Licensor shall have no right to determine what non-licensed products, or combination thereof, are sold at any Authorized Location; provided, however, that Licensee shall not take any action that would violate Section 2.2(e) of this Agreement. Licensor and Licensee shall mutually agree in good faith on any changes to pricing for the Licensed Products. Licensee shall be entitled to sell the Licensed Products and Affiliate Products at an Authorized Location for the same prices offered at any Branded Retail Store.

(f)         Use of Licensed Property. Pursuant to the license granted herein, Licensee agrees to use the name “Cookies” as the trade name of each Branded Retail Store and neither Licensee nor any Operating Subsidiary may use any other mark or words to identify a Branded Retail Store without Licensee’s prior written consent. Licensee agrees to post a prominent sign in the Branded Retail Store identifying such Branded Retail Store as a Cookies licensee in a format Licensor deems reasonably acceptable, including an acknowledgment that Licensee or its applicable Operating Subsidiary independently owns and operates the Branded Retail Store, that the Cookies Mark is owned by Licensor, and that Licensee’s or its applicable Operating Subsidiary’s use is under a license issued to Licensee. Licensee may not, however, use the word “Cookies” or any of the other Marks or Licensed Property as part of the legal name of Licensee’s, any Operating Subsidiary’s or any of their respective affiliates’ corporation, partnership, limited liability company, or other similar entity. Without limiting anything else in this Agreement, including but not limited to Section 3, Licensee may use the Marks on various promotional materials, such as business cards and stationery, provided Licensee: (i) accurately depicts the Marks on the materials as prescribed by Licensor; (ii) includes a statement on the materials indicating that the business is independently owned and operated by Licensee or its applicable Operating Subsidiary; (iii) does not use the Marks in connection with any other trademarks, service marks, design marks or trade names unless Licensor specifically approves such use in writing prior to such use; and (iv) makes available to Licensor a copy of any materials depicting the Marks.

(g)        Delivery Services. It is understood by the Licensor that Licensee’s right to exclusivity shall apply to all delivery services in the Territory. If Licensee or any Operating Subsidiary or Branded Retail Store desires to offer delivery service to customers, such delivery services must comply with Applicable Law. Any sales of Licensed Products and/or Affiliate Products from delivery services must be included in Gross Revenues for purposes of the Royalty Fees.

2.3.         Sales Plans. Licensor and Licensee shall mutually agree to, and approve of, a sales plan in the form set forth on Exhibit 4, as mutually amended by the parties from time to time (each, a “Sales Plan”) for each month during the Term (except as otherwise set forth in the Basic Terms). Each such Sales Plan will include, without limitation, all of the Plan Elements set forth in Exhibit 4, but Licensor’s approval rights will not extend to product pricing or discounts provided to any customer of any Branded Retail Store. Except as otherwise indicated by Licensor in writing, each such submission shall occur prior to the sale of any Licensed Product hereunder for the applicable time period to which the Sales Plan relates (as updated from time to time).

2.4.         Inventory Requirements. Licensee shall use commercially reasonable efforts to manage Licensed Product inventory in each Branded Retail Store. Licensee shall provide adequate levels of inventory to the Licensee for expected demand and avoid taking action that would result in a detriment to Licensee’s sales at each Branded Retail Store. Licensor and Licensee shall exercise reasonable commercial efforts to ensure that Gross Revenues shall equal or exceed the sales projections set forth in a Sales Plan for the applicable calendar year or period to which the Sales Plan relates.

2.5.         POS System. Licensee must purchase a POS system (the “POS System”) for use in each Authorized Location that includes all hardware and software necessary to accurately track, record and analyze sales, inventory, product usage and tax information in connection with the operation of each Authorized Location. Upon reasonable request from Licensor, Licensee agrees to share data and information from the POS System concerning the Licensed Products and Affiliate Products in order to assist Licensor and its affiliates with forecasting demand and implementing pricing and marketing strategies for the sale of the Licensed Products and Affiliate Products. Licensor acknowledges and agrees that Licensee’s POS System may be limited to those systems allowed under Applicable Law.

2.6.         Compliance with Law; Licenses and Permits. Licensee must at all times maintain, manage and operate, or cause each Operating Subsidiary to maintain, manage and operate, each Authorized Location in strict compliance with all Applicable Law. Licensee must secure and maintain in full force and effect, and cause each Operating Subsidiary to secure and maintain in full force and effect, all required licenses, permits and certificates relating to each Authorized Location. Licensee and each Operating Subsidiary must at all times comply with all Applicable Law, other than federal laws related to cannabis.

2.7.         Violations; Legal Actions. Licensee must immediately notify Licensor in writing of any claim, violation, litigation or proceeding that arises from or affects the operation or financial condition of any Branded Retail Store.

3.	Intellectual Property.

3.1.         Ownership. Licensee acknowledges and agrees that the Licensed Property is owned solely and exclusively by Licensor. Licensee may not, during or after the Term of this Agreement, engage in any conduct directly or indirectly that would infringe upon, harm or contest Licensor’s rights in any of the Licensed Property or the goodwill associated therewith, including any use of the Licensed Property in a derogatory, negative, or other inappropriate manner in any media, including but not limited to print or electronic media.

3.2.         Promotional Value & Goodwill. Licensee acknowledges that Licensor is entering into this Agreement not only in consideration of the Royalty Fees to be paid, but also for the promotional value to be secured by Licensor as a result of the sale by Licensee of Licensed Products. Further, Licensee recognizes the great value of the goodwill associated with the Licensed Property and acknowledges that such goodwill belongs exclusively to Licensor and that the Licensed Property has acquired a secondary meaning in the eye of the public. Further, any and all goodwill arising from Licensee’s use of the Licensed Property under this Agreement will inure to Licensor’s sole benefit.

3.3.        Use. Licensee may use the Licensed Property only in association with the Licensed Products and uses pursuant to the terms and conditions of this Agreement. Licensee must comply with all trademark, service mark, design mark and copyright marking requirements in connection with its use of the Licensed Property. Licensee may request certain promotional activities by Licensor within the Territory including, but not limited to, mutually agreeable social media promotions to market, advertise, and promote the Licensed Products and to obtain guest appearances by a brand representative of Licensor. Licensor shall accommodate such requests on a commercially reasonable basis to promote existing Branded Retail Stores or new target territories as applicable from time to time.

3.4.        Litigation. In the event any person or entity improperly uses or infringes the Licensed Property or challenges Licensee’s use, or Licensor’s use or ownership of the Licensed Property, Licensor will control all litigation and will have the right to determine whether suit will be instituted, prosecuted or settled, the terms of any settlement and whether any other action will be taken. Licensee must promptly notify Licensor of any such use or infringement of which Licensee becomes aware or any challenge or claim arising out of Licensee’s use of any Licensed Property. Licensee must take reasonable steps, without compensation, to assist with any action undertaken by Licensor. Licensor will be responsible for its fees and expenses, including all attorney fees and costs accrued by the Licensee, with any such action, unless the challenge or claim results from Licensee’s misuse of the Licensed Property in violation of this Agreement, in which case Licensee must reimburse Licensor for its fees and expenses.

3.5.        Changes. Licensee may not make any changes or substitutions to the Marks unless directed by Licensor in writing. Licensor reserves the right to change the Marks and other Licensed Property at any time. Upon receipt of written notice from Licensor to change the Marks, Licensee shall cease using the former Marks and commence using the new Marks.

4.	Fees, Reporting and Audit Rights.

4.1.        Royalty. During the Term, and in consideration of the rights granted to Licensee hereunder, Licensee shall pay to the Company a fee equal to the amount set forth in Item I of the Basic Terms (the “Royalty Fee”). For purposes of this Agreement:

(a)           “Net Sales” shall mean Gross Sales (as defined below) less only Allowable Deductions (as defined below).

(b)           “Gross Sales” means all revenues derived from the sale of each Licensed Product and Affiliate Product in connection with the operation of the Branded Retail Store in any manner).

(c)           “Allowable Deductions” means returns supported by credit memos actually issued to a customer and customary, reasonsable and documented distribution charges incurred for transporting the Licensed Products from any cultivation or manufacturing facility within the Territory.

Other than the Allowable Deductions, there shall be no deductions from or reductions of Net Sales of any kind, including, but not limited to, deductions for so-called “free goods,” any general or administrative costs of any kind, any taxes, freight, insurance or other costs or expenses of any nature.

Notwithstanding anything in this Section 4.1 to the contrary, at all times during which: (i) the Licensee (or its applicable affiliate) and Licensor are parties to the Packaging Agreement, dated as of the Effective Date and as amended from time to time in accordance therewith; and (ii) Licensee (or its applicable affiliate) purchases “Branded Packaging” (as defined in the Packaging Agreement) from Licensor pursuant to the terms and conditions of the Packaging Agreement, the Royalty Fee shall be waived.

4.2.         Bundling. RESERVED.

4.3.         Computations and Remittances. Licensee must compute all Royalty Fees due and owing from each Authorized Location for each calendar month during the Term. Licensee must remit all Royalty Fees for calendar month during the Term to Licensor on or before 5:00 p.m., Pacific time, on the fifteenth (15th) day of the following month. The Parties may change the reporting and/or remittance day of the week for any or all amounts as mutually agreed upon from time to time. Licensee must certify the computation of the Royalty Fees for each month in the manner and form Licensor may specify from time to time, and Licensee must supply to Licensor any supporting or supplementary materials as Licensor reasonably requires to verify the accuracy of remittances. Licensor has the right to apply or cause to be applied against amounts due to Licensor any amounts that Licensor may hold from time to time on Licensee’s behalf or that Licensor owes to Licensee.

4.4.         Electronic Transfer of Funds. RESERVED.

4.5.         Interest Charges; Late Fees. Any and all amounts that Licensee owes to Licensor will bear interest at the rate of ten percent (10%) per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual. A payment is delinquent if Licensee does not receive the payment on or before the date due.

4.6.         Licensee’s Records. During the Term and for a period of time equal to the longer of (a) the period of time required by the applicable taxation authorities to whose jurisdiction Licensee and any Operating Subsidiary and Authorized Location is subject, or (b) three (3) years after the expiration or termination thereof, Licensee, each Operating Subsidiary and each Authorized Location will maintain accurate records of all transactions related to this Agreement and/or Licensee’s rights and/or obligations hereunder, including, but not limited to, the information contained in the Royalty Report (as defined in Section 4.7).

4.7.         Reports. Within fifteen (15) days after the end of each calendar month during the Term, Licensee will prepare and deliver to Licensor a Royalty Fee report (the “Royalty Report”) in Licensor’s standard Royalty Report form in substantially the form attached hereto as Exhibit 5, with such reasonable changes as determined by Licensor in its sole discretion from time to time. Licensee also must, at its expense, submit to Licensor within ninety (90) days after the end of each fiscal year during the Term a detailed balance sheet, profit and loss statement and statement of cash flows for such fiscal year.

4.8.         Audit. Licensor or its authorized representatives have the right, upon giving reasonable advance notice and during ordinary business hours, to enter the premises where an Operating Subsidiary’s books and records relative to the Authorized Location are kept and to evaluate, copy and audit such books and records. In the event that any such evaluation or audit reveals any understatement of three percent (3%) or more of Net Sales, Licensee must pay for the audit. Furthermore, if Licensee intentionally understates or underreports Net Sales at any time, or if a subsequent audit or evaluation conducted within the three (3) year period reveals any understatement of Net Sales of three percent (3%) or more, in addition to any other remedies provided for in this Agreement, at law or in equity, Licensor shall have the right to terminate this Agreement immediately. In order to verify the information that Licensee supplies, Licensor has the right to reconstruct each Operating Subsidiary’s sales through the inventory extension method or any other reasonable method of analyzing and reconstructing sales. The Operating Subsidiaries agree to accept any such reconstruction of sales unless Licensee either demonstrates manifest error in the analysis or provides evidence in a form satisfactory to Licensor of its sales within a period of thirty (30) days from the date of notice of understatement or variance. Licensee and the Operating Subsidiaries shall fully cooperate with Licensor or its agents and representatives in performing these activities.

Licensor will use commercially reasonable efforts to keep each Operating Subsidiary’s financial books, records and reports confidential, unless the information is requested by tax authorities or used as part of a legal proceeding. Notwithstanding the foregoing, Licensor shall have the right to share any Operating Subsidiary’s financial books, records and reports on a “need to know” basis for purposes of reviewing the Operating Subsidiary’s performance in connection with a potential sale of all or a portion of the ownership interests or assets (including the rights under this Agreement) of Licensor or their affiliates, whether pursuant to a private or public offering or otherwise. Licensor shall require those parties receiving confidential information to be bound by written non-disclosure agreements with terms that are at least as restrictive as those set out in this Agreement and Licensor shall be responsible for ensuring that any third party receiving such confidential information be in compliance with the terms of confidentiality herein.

5.	Representations Warranties; Certifications; Covenants; Indemnities.

5.1.         Mutual Representations and Warranties. Each party represents and warrants to the other party that:

(a)          It is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;

(b)          It has, and throughout the Term shall retain the full right, power, and authority to enter into this Agreement and to perform its obligations hereunder;

(c)          The execution of this Agreement by its representatives whose signature is set forth at the end hereof has been duly authorized by all necessary corporate/organizational action of the party; and

(d)          When executed and delivered by such party, this Agreement shall constitute the legal, valid, and binding obligation of that party, enforceable against that party in accordance with its terms.

5.2.         Licensor’s Representations and Warranties. Licensor represents and warrants that

(a)          It has, and throughout the Term will retain the unconditional and irrevocable right, power and authority to grant the License hereunder;

(b)          Its grant of the License, nor the performance of any of its obligations under this Agreement does not: (i) conflict with or violate any Applicable Law; (ii) require the consent approval or authorization of any governmental or regulatory authority or other third party; or (iii) require the provision of any payment or other consideration to any third party; and

(c)          No prior information exists that would adversely affect the validity, enforceability, term, or scope of the License.

5.3.         Licensee’s Representations, Warranties, Certifications and Covenants. Licensee and each of its Operating Subsidiaries, represent, warrant, certify, covenant and agree that at all times during the Term:

(a)          It will not harm or misuse the Licensed Property or bring the Licensed Property into disrepute;

(b)          It and all others authorized by it or acting on its behalf in connection with each Branded Retail Store will comply at all times with all applicable laws, requirements, rules and/or regulations (other than federal cannabis laws) relating, affecting or pertaining to the performance of this Agreement and/or the use of any Licensed Property (including, without limitation: (i) all anti-bribery and corruption laws, requirements, rules and/or regulations that apply to the activities, goods and/or services subject to this Agreement; (ii) all laws, requirements, rules and/or regulations relating to tax, advertising, promotional offers and/or privacy; and (iii) all applicable laws, rules and/or regulations relating, affecting or pertaining to the taxation, sale, advertising, marketing, promotion and/or use of each and every Licensed Product or Affiliate Product sold by Licensee or its applicable affiliate hereunder)(collectively, the “Applicable Law”);

(c)          It shall maintain the highest quality and standards of Licensee, as well as the brand image created by Licensor in respect of the Licensed Property from time to time;

(d)          It will diligently sell each Licensed Product subject to the terms and conditions of this Agreement; and

(e)          (i) neither it nor any Licensee Party is named, either directly or by an alias, pseudonym or nickname, on the lists of “Specially Designated Nationals” or “Blocked Persons” maintained by the U S Treasury Department’s Office of Foreign Assets Control currently located at www.treas gov/offices/enforcement/ofac/, (ii) it will not, and it will cause each Licensee Party not to, take any action that would constitute a violation of any Applicable Law against corrupt business practices, against money laundering and/or against facilitating or supporting persons or entities who conspire to commit acts of terror against any person or entity, including as prohibited by the US Patriot Act (currently located at www.epic.org/pnvacv/terrorism/hr3162.htmll.) US Executive Order 13244 (currently located at www.treasgov/offices/enforcement/ofac/sanctions/terrorism.html) or any similar laws, and (iii) it shall immediately notify Licensor in writing of the occurrence of any event or the development of any circumstance that might render any of the foregoing representations and warranties in this subsection (e) false, inaccurate or misleading; and

(f)          No representation, warranty or other statement made by Licensee in connection with this Agreement, or in any report or other communication provided by Licensee to Licensor in contemplation of, pertaining to or otherwise in connection with this Agreement, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

5.4.         Licensor’s Indemnity. Licensor shall indemnify and hold harmless Licensee, each Operating Subsidiary and each of their respective owners, directors, officers, members, partners, shareholders, affiliates, employees, insurers, successors and assigns (collectively, the “Licensee Parties”) from any and all losses, liabilities, damages, fines, judgments, settlements, costs and expenses to the extent arising out of any third party claims or suits brought or made against Licensee alleging the use by Licensee of the Licensed Property as authorized by Licensor pursuant to this Agreement infringes third party intellectual property rights (a “Covered Claim”). Notwithstanding the foregoing, in no event shall Licensor have any obligations or liability under this Section 5.4 to the extent such Covered Claim is caused by or results from: (a) any items covered by Licensee’s indemnification obligations under Section 5.5; (b) Licensee’s modifications to the Licensed Property, which were conducted by the Licensee without the Licensor’s prior written approval; (c) Licensee’s combination or use (or any combination or use of the Licensed Property with any products, services, or other intellectual property of any kind not provided by Licensor; (d) Licensee’s or any of its affiliates’ (including, but not limited to, each Operating Subsidiary’s and each Branded Retail Store’s) unauthorized use of the Licensed Property; or (e) Licensee’s breach of this Agreement. Licensee shall provide Licensor with prompt written notice of any such Covered Claim and will provide reasonable cooperation and assistance to Licensor relative to any such Covered Claim. Licensor shall have the option to undertake and conduct the defense of any suit so brought. If Licensor undertakes such defense and Licensee nevertheless retains its own counsel to monitor such defense, Licensee shall be solely responsible for the fees and any other expenses related to such counsel.

5.5.         Licensee’s Indemnity. Licensee shall indemnify and hold harmless Licensor and its owners, directors, officers, members, partners, shareholders, affiliates, employees, insurers, successors and assigns (collectively, the “Company Parties”) from any and all losses, liabilities, damages, fines, judgments, settlements, costs and expenses (including, without limitation, reasonable counsel fees and costs, whether or not in connection with litigation) arising out of any claims, demands, actions, suits or other proceedings brought or made against the Company Parties in relation to any of the following:

(a)          the breach by Licensee of any warranty, representation, covenant or obligation of Licensee hereunder;

(b)          any infringement or violation of any third party intellectual property rights by or on behalf of any Licensed Party, which do not relate to the Licensee’s use of the Licensed Products or Licensed Property;

(c)          the actions or omissions of any Licensee Party, any guarantor and any of their respective owners, directors, officers, members, partners, shareholders, affiliates, employees, successors and assigns related to this Agreement;

(d)          the operation of any Authorized Location;

(e)          any damages to property or injuries to persons arising out of the operation of any Authorized Location;

(f)          any violation of Applicable Law as it relates to any Authorized Location or any Licensee Party’s business; and/or

(g)         any tax or federal penalty related to any Authorized Location and/or any Licensee Party’s business.

The Licensee Parties reserve the right to select their own legal counsel to represent their interests. Furthermore, Licensee Parties shall have the sole and exclusive right to determine all litigation issues including, without limitation, trial strategy, trial preparation, discovery techniques, right of appeal, and settlement decisions at Licensee Parties’ expense. Licensee Parties shall, in good faith, discuss reasonable and material matters with Licensor when relevant. Notwithstanding the foregoing, the Company Parties reserve the right to select their own legal counsel to represent their interests and Licensor shall have the sole and exclusive right to determine all litigation issues related to any claim that Licensed Property (or any element of it) infringes or otherwise violates any rights of any third party.

6.	Insurance.

6.1.         General. Licensee will, throughout the Term and for a period of not less than one (1) year following termination or expiration of this Agreement, maintain insurance obtained from a reputable carrier and add Licensor as an additional insured to each insurance policy to which this Section 6 applies, covering claims brought anywhere in the Territory relating to the Licensed Property.

6.2.         Commercial General Liability Coverage. Licensee must maintain reasonable commercial general liability Insurance that covers each Operating Subsidiary and each Branded Retail Store. Such coverage shall provide coverage for any and all claims, demands and actions, suits or other proceedings for bodily injury, personal injury and/or property damage arising out of or purporting to arise out of any use of any Licensed Property by or on behalf of any Licensee Party.

6.3.         Compliance. Licensee’s compliance with this Section 6 in no way affects Licensee’s indemnity obligations under this Agreement, except to the extent that Licensee’s insurance company actually pays Licensor amounts which Licensee would otherwise be obligated to pay to Licensor.

7.	Option to Purchase.

7.1.         Purchase Option. During the period of time commencing on the Effective Date and ending on the termination of this Agreement (the “Purchase Window”), Licensee hereby grants to Licensor the option to purchase (the “Purchase Option”), in Licensor’s sole discretion, (a) the entity operating each Branded Retail Store, as further specified in Exhibit 3 of this Agreement and/or (b) all of the assets, tangible and intangible (including, without limitation, all land, building, equipment, fixtures, signage, furnishings, supplies, leasehold improvements, licenses, permits and inventory) of each Operating Subsidiary that is related solely to any Branded Retail Store (collectively, the “Purchased Interests or Assets”); provided, that in the event that Licensee terminates this Agreement pursuant to Section 8.1(b), the Purchase Window will be extended for a period of six (6) months after such termination. The Purchase Option shall not apply to any Operating Subsidiary that is not operating as a Branded Retail Store. The Purchase Option shall be exercised in writing from Licensor to Licensee (the “Purchase Notice”). Notwithstanding the foregoing, without Licensee’s prior written consent, Licensor shall not exercise the Purchase Option for any Branded Retail Store prior to the one (1)-year anniversary from the “Date of Opening” of any such Branded Retail Store (the “Minimum Business Requirement”). For purposes of clarity, “Date of Opening” shall mean the first day any Branded Retail Store commences with selling the Licensed Products to the public. After two (2) years from the Effective Date of this Agreement, the Minimum Business Requirement shall no longer apply and Licensor shall be entitled to purchase any Branded Retail Store, regardless of how long such Branded Retail Store was open.

7.2.         Purchase Price. The purchase price for the Purchased Interests or Assets (the “Purchase Price”) shall be determined by a qualified appraiser or appraisers (to the extent that Licensor and Licensee mutually agree that it would be prudent to retain an appraiser to appraise the value real property and another appraiser to appraise a Branded Retail Store’s other assets) mutually agreed upon in writing by Licensor and Licensee within thirty (30) days of Licensee’s receipt of the Purchase Notice. If Licensor and Licensee cannot agree upon the selection of an appraiser(s), each shall designate an appraiser within forty five (45) days of Licensee’s receipt of the Purchase Notice to appraise the Purchased Interests or Assets. If the appraised values of the Purchased Interests or Assets established by the two (2) appraisals are within ten percent (10%) of each other, the Purchase Price shall be the average of the two (2) appraised values. If the appraised values of the Purchased Interests or Assets established by the two (2) appraisals are not within ten percent (10%) of each another, the appraisers shall together designate a third appraiser to conduct a third appraisal of Purchased Interests or Assets. In such event, the Purchase Price shall be determined by averaging the appraised values established by all three (3) appraisals. The appraised value of the Purchased Interests or Assets established by the appraiser(s) shall, with respect to each Branded Retail Store, be the reasonable fair market value of the assets of such Branded Retail Store based on their continuing use in, as, and for the operation of such Branded Retail Store and each appraiser will designate a price for each category of asset (e.g., land, building, equipment, fixtures, etc.), but shall not include the value of any goodwill of the business that is attributable to the Licensed Property. The appraised value of the Purchased Interests or Assets established by the appraiser(s) shall, with respect to each Branded Retail Store, reflect a multiple of total gross sales at the Branded Retail Store that is comparable to similar purchase of stores in the same industry and in a similar geographic location. If a party does to select an appraiser pursuant to the procedures and timelines set forth in this Section 7.2, the appraisal delivered by the other party’s designated appraiser shall be binding on the parties. Licensor or its designated purchaser and Licensee will each pay one-half of the appraisers’ fees and expenses.

7.3.         Purchase Process. Upon delivery of the Purchase Notice, Licensor or its designated purchaser shall have a reasonable period of time to perform due diligence with respect to the Purchased Interests or Assets. Licensee shall make available to Licensor and its designated purchaser and their respective attorneys, advisors, accountants, investors, partners, consultants, agents and representatives all usual and customary due diligence materials for such transactions, including, with limitation, its books and records, its personnel, properties, contracts and all other information, documents and data, including information pertaining to each Branded Retail Store’s customers, suppliers, vendors, marketing strategies and past, current, and new products. After receipt of the appraisal report(s), Licensor or its designated purchaser and Licensee shall work diligently to prepare and, upon Licensor’s election, execute, a purchase and sale agreement for the Purchased Interests or Assets (the “Purchase Agreement”). The Purchase Agreement shall incorporate terms and conditions for other similar purchase transactions including, without limitation, representations and warranties, covenants and indemnities from the applicable Licensee Parties to Licensor or its designated purchaser. Licensor or its designated purchaser shall have the right to determine in its sole discretion the method of payment, whether cash or with stock or other ownership interests in Licensor or another entity formed by Licensor for such purpose. For the avoidance of doubt, Licensor or its designated purchaser shall have the right to elect, in its sole and absolute discretion, whether or not to proceed with the purchase and sale transaction. If Licensor or its designated purchaser elects not to proceed with the purchase transaction, Licensor shall continue to have the Purchase Option with respect to the Purchased Interests or Assets until the end of the Purchase Window. If Licensor or its designated purchaser elects to proceed with the purchase transaction, Licensor or its designated purchaser and the applicable Licensee Parties (including any equity holders of any Licensee Party) shall close the purchase and sale transaction in a commercially reasonable time and manner. Licensor’s interest in the assets of the Branded Retail Store will constitute a lien thereon and may not be impaired or terminated by the sale or other transfer of any of those assets to a third party. Upon exercise of the Purchase Option and tender of Purchase Price by Licensor or its designated purchaser, Licensee agrees to sell, assign and deliver, and cause its owners, interest holders affiliates to sell, assign and deliver, the Purchased Interests or Assets to Licensor or its designated purchaser free and clear of all encumbrances (except those imposed on the Licensed Property by the Licensor, if any), and to execute and deliver, and cause its owners, interest holders affiliates to execute and deliver, to Licensor or its designated purchaser the Purchase Agreement, bill of sale and such other documents as may be commercially reasonable and customary to effectuate the sale and transfer of the Purchased Interests or Assets.

7.4.         Assignment of Purchase Option. Licensor may assign the Purchase Option to an affiliate or affiliates in its sole discretion.

7.5.         Exclusive Transaction. Prior to the expiration of the Purchase Window, neither Licensee or any other Licensee Party shall, directly or indirectly, whether through any of its joint venturers, partners, shareholders, members, directors, agents or representatives or otherwise, solicit or entertain offers from, negotiate with, or in any manner encourage, discuss, accept, or consider any proposal of any other person or entity relating to the purchase of a Branded Retail Store, any of the Operating Subsidiaries or the assets of any of the Operating Subsidiaries, whether in whole or in part, directly or indirectly, through purchase, merger, consolidation or otherwise (other than sales of inventory in the ordinary course of business) other than Licensor. In addition, Licensee shall immediately notify Licensor of any contact between Licensee, any of the Operating Subsidiaries or any other Licensee Party regarding any such offer or proposal or any related inquiry, and if such communication is made in writing any Licensee Party or any of their respective representatives of affiliates shall furnish a copy thereof to Licensor.

8.	Termination.

8.1.         Termination.

(a)          Immediate Right to Terminate Agreement – Event of Default. Upon the occurrence of any Event of Default (as defined in Section 8.3), Licensor shall have the right in its sole discretion to terminate this Agreement immediately upon written notice to Licensee.

(b)         Right to Terminate Subject to Cure. Without limiting Section 8.1(a) and Section 8.3, either party shall have the right to terminate this Agreement if (i) the other party breaches any material term or condition of this Agreement and fails to cure such breach within thirty (30) days after receipt of written notice of the same (unless a different cure period is specifically provided with respect to such breach elsewhere in this Agreement, in which event, the cure period specified for such breach elsewhere in this Agreement shall apply) or (ii) the other party becomes insolvent, files or has filed against it a petition in bankruptcy; or (iii) a party makes a material misrepresentation in any material information in connection with entering into this Agreement or performance of their reporting obligations hereof; provided, that Licensor will not be entitled to terminate this Agreement pursuant to this Section 8.1(b) at any point prior to the two (2)-year anniversary of the Effective Date.

(c)          Other Agreements. In addition to, and without prejudice to any other right or remedy available to Licensor, Licensor will have the right to terminate this Agreement immediately upon written notice to Licensee upon the occurrence of a material default by Licensee, which is not cured within thirty (30) days from such written notice, in the observance or performance of any covenant or condition in any other agreement between Licensor that substantially and negatively impacts the Licensor.

8.2.         Effect of Termination.

(a)         Security Interest in Licensed Products. In the event of the termination of this Agreement by Licensor for any of the reasons set forth in Section 8.1, no creditor, agent, representative, receiver or trustee of Licensee shall have the right to dispose of any Licensed Products without the prior written consent of Licensor. Licensor shall have a lien on, and is hereby granted a security interest in, any and all units of Licensed Products not then disposed of by Licensee at any time, any receivables in respect of the Licensed Products, including the Net Sales of the Licensed Products, and any monies due to Licensee from any customer in respect of the sale of Licensed Products.

(b)         Limited Sell-Off Rights. Upon expiration of this Agreement, Licensee shall have the non-exclusive right, for a period of six (6) months after expiration of this Agreement (the “Sell-Off Period”), to dispose of remaining Licensed Products and Affiliate Products then in inventory, solely if the following conditions are met: (i) Licensee has paid all monies owed to Licensor as of the expiration date; (ii) Licensee provides to Licensor a written inventory statement specifying the number of each of the Licensed Products and Affiliate Products in Licensee’s inventory as of the date of termination; and (iii) Licensee shall continue to adhere during the Sell-Off Period to all of the provisions of this Agreement, including, without limitation, those relating to the payment of the Royalty Fees to be calculated on the Net Sales for Licensed Products and Affiliate Products.

(c)         Reversion of Rights. Upon termination of this Agreement, all of Licensee’s rights to the use of the Licensed Property pursuant to the License and this Agreement shall revert to Licensor without further act or deed of any party, and Licensee and each Licensee Party will not reproduce, manufacture, market, sell, offer for sale or distribute any Licensed Product.

(d)         Branded Retail Store. Upon termination of this Agreement, Licensee shall promptly, at its sole cost and expense, remove or obliterate all Branded Retail Store signage, displays or other materials (electronic or tangible) in its possession at the Authorized Location or elsewhere that bear any of the Licensed Property or names or material confusingly similar to the Licensed Property and so alter the appearance of the Branded Retail Store as to differentiate the Branded Retail Store unmistakably from duly licensed retail stores identified by the Licensed Property. If Licensee refuses or fails to comply with the provisions of the preceding sentence within thirty (30) days after termination of this Agreement, Licensee acknowledges and agrees that Licensor has the right to enter each Authorized Location and remove all signage, displays or other materials in Licensee’s or a Licensee Party’s possession at each Authorized Location or elsewhere that bear any of the Licensed Property or names or material confusingly similar to the Licensed Property, and Licensee must reimburse Licensor for its costs incurred.

(e)         No Damages for Termination. Except as otherwise permitted in this Agreement, and to the fullest extent permitted by law, neither party shall be liable to the other for any injury to or loss of goodwill, reputation, business production, revenues, profits, anticipated profits, contracts, or opportunities, or for any consequential, incidental, indirect, exemplary, special, punitive, or enhances damages, whether arising out of breach of contract, tort, or otherwise, regardless of whether such damage was foreseeable.

(f)          Non-Exclusive Remedy. The exercise by any party of any remedy under this Agreement will be without prejudice to its other remedies under this Agreement or otherwise.

(g)         Survival. Notwithstanding anything else in this Agreement to the contrary, in the event of expiration or termination of this Agreement, the parties will remain liable for its obligations pursuant to this Agreement or any other agreement between Licensee and Licensor or any affiliate that expressly or by their nature survive the expiration or termination of this Agreement, including, without limitation, accounting and payment of Royalty Fees accrued and owed to Licensor, the provisions relative to confidentiality, any restrictive covenant contained herein, the indemnification provisions herein and any damage or liability resulting from the breach of any representation and warranty made herein. Within ten (10) days of the termination date, each party shall deliver to the other party any and all items designated as Confidential Information of the other party and continue to comply with confidentiality provisions of Section 10.21 below. The parties covenant and agree that, after the Agreement is terminated for any reason, neither party shall in any way, directly or indirectly, alone or in concert with other, cause, express or cause to be expressed, orally or in writing, any remarks, statements, comments, or criticisms that disparage, call into disrepute, defame, slander or which can reasonably be construed to be derogatory or critical of, or negative toward the other party, the Licensed Property or the Licensed Products.

8.3.         Events of Default. Each and any of the following shall be considered a default or breach under this Agreement (each, and “Event of Default”):

(a)          Licensee fails to make a payment when due under this Agreement and fails to cure such default for non-payment within thirty (30) days after receiving a notice of default;

(b)          If, the Licensee or Operating Subsidiary materially and irreparably damages either the reputation or image of Licensor or any of the Company Parties through incompatible conduct (“Incompatible Conduct”). Incompatible Conduct shall include, but not be limited to, the unlawful advertising by Licensee to minors; statements by Licensee or any Operating Subsidiary defaming Licensor, any of the Licensed Property, or any of the Company Parties, the Licensed Products or the Affiliate Products; actions or omissions by Licensee or any Operating Subsidiary that results in the revocation or suspension of any license of Licensor or any of its subsidiaries or affiliates; and criminal activity by Licensee or Operating Subsidiary in connection with the ownership and operation of the Authorized Location in violation of Applicable Law. Licensee agrees that this section sets forth examples of the nature and gravity of acts and omissions constituting Incompatible Conduct, but that such examples shall not limit the nature of acts that could be construed as Incompatible Conduct in the Company’s reasonable discretion;

(c)          If, in the reasonable discretion of Licensor, Licensee’s or any Operating Subsidiary’s business activities or the actions or omissions (but excluding criminal offenses, which are handled under subsection (k) below) of Licensee or any Operating Subsidiary materially tarnishes, damages, blurs, or dilutes the quality or reputation associated with the Licensed Property, the associated goodwill, or Licensor (and such damage does not constitute Incompatible Conduct) and Licensee fails to cure the same within thirty (30) days after written notice thereof, as determined by Licensor in its sole discretion;

(d)          If Licensee or Operating Subsidiary breaches any provision or covenant of this Agreement and fails to cure the same within thirty (30) days after written notice thereof, as determined by Licensor in its sole discretion;

(e)          If Licensee or any Operating Subsidiary intentionally understates or underreports any Net Sales or amounts required to be paid pursuant to this Agreement;

(f)          If any warranty, representation, certification, or other statement made by or on behalf of Licensee and contained in this Agreement or in any other document furnished in compliance with or in reference to this Agreement is incorrect, false, misleading, or untrue and Licensee fails to cure the same within thirty (30) days after written notice thereof, as determined by Licensor in its sole discretion;

(g)          Licensee or any Operating Subsidiary has any license or permit associated with any Branded Retail Store or its obligations as contemplated herein revoked, suspended, or otherwise penalized and such license or permit is not restored and brought into full compliance with Applicable Law within thirty (30) days thereafter;

(h)          If Licensee or any Operating Subsidiary files a voluntary petition under any bankruptcy, reorganization, or insolvency law of any jurisdiction; Licensee or any Operating Subsidiary consents to or applies for appointment of a trustee, receiver, custodian, or similar official for itself or for all or substantially all its assets; a trustee, receiver, custodian, or similar official is appointed to take possession of all or substantially all of Licensee’s or an Operating Subsidiary’s assets and is not dismissed within ten (10) days after appointment; Licensee or any Operating Subsidiary makes any assignment for the benefit of creditors; an order for relief is entered against Licensee or any Operating Subsidiary under any bankruptcy, reorganization, or insolvency law of any jurisdiction; or any case, proceeding, or other action seeking such an order remains undismissed for ten (10) days after its filing; or any writ of attachment, garnishment, or execution is levied against all or substantially all of Licensee’s or any Operating Subsidiary’s assets; or all or substantially all of Licensee’s or any Operating Subsidiary’s assets become subject to any attachment, garnishment, execution, or other judicial seizure, and the same is not satisfied, removed, released, or bonded within ten (10) days after the date the or the date of the attachment, garnishment, execution, or other judicial seizure;

(i)          If either Licensee or Licensor undergoes a Change of Control, where “Change of Control” means: (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the applicable company representing fifty percent (50%) or more of the total voting power represented by the company’s then outstanding voting securities, whether by tender offer, or otherwise, (2) the consummation of a merger or consolidation of the applicable company with any other entity, other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than fifty percent (50%) of the total voting power represented by the voting securities of the company or such surviving entity outstanding immediately after such merger or consolidation, or (3) the sale or disposition by the applicable company of all or substantially all of the company’s assets; provided, however, that in an event of Change of Control by the Licensor, Licensor agrees and covenants that Licensee shall continue to operate its Branded Retail Stores for an additional one (1) year from the date any such Change of Control occurs unless Licensor has exercised its Purchase Option. This Section 8.3(i) shall not apply to any Change in Control to a Related Party as specified in Section 10 of this Agreement.

(j)          If Licensee or any Operating Subsidiary is disqualified for any reason under Applicable Law from owning or having a financial interest in such Operating Subsidiary under Applicable Law;

(k)         If Licensee, or Operating Subsidiary is convicted of (or pleads no contest to) any misdemeanor or felony that brings materially impairs the reputation or the goodwill of any of the Licensed Property or the Branded Retail Store,

(l)          If a tax or other lien is filed against Licensee, any Operating Subsidiary or any Branded Retail Store, and such lien is not extinguished or bonded over within thirty (30) days of filing thereof;

(m)        If Licensee or any Operating Subsidiary violates Applicable Law, which violation is not cured within thirty (30) days of such violation;

(n)         If any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision or similar governing entity (each, a “Governmental Authority”) issues a formal recommendation against, denies or revokes the issuance to Licensee or any Company Party of a medical or retail cannabis business license, which recommendation cites the participation of the any of the Licensee Parties as a factor in the decision, or the Governmental Authority conditions the issuance of a medical or retail cannabis business license on disassociation by Licensee or any Company Party from the Licensee or Operating Subsidiary; or

(o)         Licensee or any Operating Subsidiary commits three (3) or more material breaches of this Agreement in a twelve (12) month period, regardless of cure.

9.	Dispute Resolution.

9.1.         In the event of any dispute or controversy between the Licensor, on the one hand, and Licensee or any Licensee Party, on the other hand, arising out of or in any way related to this Agreement, or an Authorized Location (a “Dispute”), the parties shall attempt in good faith to resolve through negotiation such Dispute. Either party may initiate negotiations of any Dispute by providing written notice to the other party, setting forth the subject of the Dispute. The recipient of such notice will respond in writing within ten (10) calendar days with a statement of its position on and recommended solution to the Dispute. If the Dispute is not resolved by this exchange of correspondence, then representatives of each party with full settlement authority will meet at a mutually agreeable time and place within thirty (30) calendar days of the date of the initial notice in order to exchange relevant information and perspectives, and to attempt to resolve the Dispute.

9.2.         Except as qualified below, if the Dispute is not resolved by these negotiations, such Dispute shall be settled exclusively by final and binding arbitration in San Francisco, California in accordance with the then current rules of JAMS, and the arbitration shall be administered by JAMS pursuant JAMS’ Streamlined Arbitration Rules and Procedures. Any arbitration must be on an individual basis and the parties and the arbitrator will have no authority or power to proceed with any claim as a class action or otherwise to join or consolidate any claim with any other claim or any other proceeding involving third parties. In the event a court determines that this limitation on joinder of or class action certification of claims is unenforceable, then this entire commitment to arbitrate will become null and void and the parties must submit all claims to the jurisdiction of the courts.

9.3.         The parties submit and consent to the exclusive jurisdiction of the state courts in the City and County of San Francisco, State of California, United States to compel arbitration, to confirm an arbitration award or order, or to handle other court functions exclusively in accordance with the California Arbitration Act. The parties may seek recognition and enforcement of any California state court judgment confirming an arbitration award or order in any U.S. state court or in any court outside the United States and its territories. The parties expressly waive any right of removal to the United States federal courts, and the parties expressly waive any right to compel arbitration, confirm any arbitral award, or seek any aid or assistance of any kind in the United States federal courts. By entering into this Agreement, the parties are waiving their constitutional right to have any Disputes decided in a court of law or before a jury and waive the right of appeal, and instead of relying on said rights, each party is solely and knowingly accepting the use of arbitration as a means of resolution of any Disputes. The parties agree that this clause has been included to rapidly and inexpensively resolve any disputes between them with respect to this Agreement.

9.4.         The laws of the state of California, including the California Arbitration Act, shall apply exclusively as the laws governing this arbitration agreement between the parties, with the sole exception of the California Choice of Law provisions, which shall not apply.

9.5.         Notwithstanding Sections 9.2, 9.3 and 9.4 above, the parties agree that the following claims will not be subject to arbitration:

(a)          Any action for declaratory or equitable relief, including, without limitation, seeking preliminary or permanent injunctive relief, specific performance, other relief in the nature of equity to enjoin any harm or threat of harm to such party's tangible or intangible property, brought at any time, including, without limitation, prior to or during the pendency of any arbitration proceedings initiated hereunder; and

(b)          Any action in ejectment or for possession of any interest in real or personal property.

9.6.         Upon the expiration or termination of this Agreement, Licensee, each Licensee Party and their respective guarantors may not assert any claim or cause of action against Licensor or any Company Party relating to this Agreement or the business of Licensor after the shorter period of the applicable statute of limitations or one (1) year following the effective date of termination of this Agreement, provided that where the one (1) year limitation of time is prohibited or invalid by or under any applicable law, then and in that event no suit or action may be commenced or maintain unless commenced within the applicable statute of limitations.

10.	General Provisions.

10.1.        Assignment/Transfer. Subject to the terms and conditions of this Section 10.1, this Agreement will bind and inure to the benefit of each party and their respective successors and permitted assigns. This Agreement is personal to Licensee and Licensor has entered into this Agreement with specific reliance upon Licensee’s financial and operational qualifications. Consequently, Licensee shall not voluntarily or by operation of law assign, sublicense, transfer, encumber or otherwise dispose of all or part of any right or privilege licensed to Licensee in this Agreement or delegate any of its obligations hereunder (collectively, “Transfer”), except to a Related Party, without Licensor’s prior written approval in its sole discretion. Any request by Licensee for approval of a Transfer shall be submitted to Licensor in writing in advance, and shall be accompanied by full and complete financial statements of the party to which Licensee desires to Transfer any rights or obligations hereunder (the “Proposed Transferee”). Notwithstanding the foregoing and for the avoidance of doubt, providing such information shall not mean that Licensor shall approve the requested Transfer, which such approval shall remain in the sole discretion of Licensor. For purposes of this Section 10.1, a Transfer includes, but is not limited to: (a) any sale, lease, management agreement, contract for deed, option agreement, assignment, transfer, exchange, pledge, hypothecation or seizure of twenty-five percent (25%) or more of the ownership interests of Licensee or any other party that is a beneficial owner of any Operating Subsidiary (or, if Licensee or any such other party is a limited partnership or limited liability company, any change in the general partner, manager and/or managing member of Licensee or such other party (as applicable); (b) any sale, lease, management agreement, contract for deed, option agreement, assignment, transfer, exchange, pledge, hypothecation or seizure of any ownership interest in an Operating Subsidiary; or (c) any sale, lease, management agreement, contract for deed, option agreement, assignment, transfer, exchange, pledge, hypothecation or seizure of any ownership interest in any Branded Retail Store.

10.2.       Notice of Potential Profit. Pursuant to the terms of this Agreement, Licensor and/or its affiliates shall make available to Licensee or require Licensee to purchase (or cause a Licensee Party, including an Operating Subsidiary, to purchase) Licensed Products and Affiliate Products for use in the Authorized Locations. Licensee acknowledges that Licensor and its affiliates may make a profit on the sale of the Licensed Products and Affiliate Products to Licensee or its designee. Further, Licensor or its affiliates may from time to time receive consideration from suppliers and/or manufacturers in respect to sales of goods, products or services to Licensee or a Licensee Party or in consideration of services rendered or rights licensed to such persons. Licensee hereby agrees that Licensor and its affiliates are entitled to said profits and/or consideration.

10.3.       Licensor’s Rights. Except as otherwise expressly set forth herein, whenever this Agreement provides that Licensor and/or any Company Party has a certain right, the parties intend that exercise of that right by Licensor or such Company Party shall not be subject to any limitation or review but instead shall be sole and absolute.

10.4.       Further Assurances. The parties agree and covenant that at any time, and from time to time, the parties shall promptly execute and deliver to the other party such further instruments and documents and take such further action as each party may reasonably require in order to carry out the full intent and purpose of this Agreement, and to comply with all Applicable Law.

10.5.       Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (1) when delivered by hand (with written confirmation of receipt); (2) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (3) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (4) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective parties at the following addresses or at such other address for a party as shall be specified in a notice given in accordance with this section:

If to Licensor:	300 Frank Ogawa Plaza, Suite #111 Oakland, California 94612
Attn: Parker Berling
Email: parker@cookiescalifornia.com

With a copy to:
(which shall not constitute notice):	Moulton | Moore LLP
Attn: Mike Moulton
Email: mike@moultonmoore.com

If to Licensee:	Fabian Monaco

40600 Ann Arbor Rd, Ste 201
Plymouth, MI 48170
Email: fabian@xibfinancial.com

With a copy to:
(which shall not constitute notice):	Plunkett Cooney
Attn: Adel Fakhouri
Email: afakhouri@plunkettcooney.com

10.6.        Electronic Transmission/Written Consents. The confirmed transmission by facsimile, e-mail or other electronic means of a signed copy of the signature page of this Agreement from one party hereto to the other party hereto or to such other party’s agent shall constitute delivery of this Agreement. The terms “written” and “in writing” as used in this Agreement, include facsimile, e-mail or other electronic means, provided that: (i) electronic transmissions to the party, has in effect reasonable measures to verify that the sender is the person purporting to have sent such transmission; and (ii) the transmission creates a record that can be retained, retrieved, reviewed, and rendered into clearly legible tangible form.

10.7.       Relationship of the Parties. This Agreement creates an independent contractor relationship between the parties. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other party. Neither party may obligate the other party or represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence. Without limiting the generality of the foregoing, Licensor shall have no liability in connection with or related to the products or services rendered Licensee, any Licensee Party, or any Branded Retail Store by any third party, even if the Company required, approved or consented to the product or service or designated or approved the supplier.

10.8.       Waiver/Integration. No waiver by Licensor of any breach by Licensee, nor any delay or failure by Licensor to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce Licensor’s rights with respect to that or any other or subsequent breach. Subject to Licensor’s rights to modify this Agreement and/or standards as otherwise provided herein, this Agreement may not be waived, altered or rescinded, in whole or in part, except by a writing signed by Licensor and Licensee.

10.9.       Governing Law. Subject to the Company’s rights under federal trademark laws, this Agreement and all related documents including all exhibits attached hereto and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with, the laws of the State of California, including the California Arbitration Act, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of California. EACH PARTY ACKNOWLEDGES THAT: (I) CALIFORNIA HAS PASSED AMENDMENTS TO THE CALIFORNIA CONSTITUTION AND ENACTED CERTAIN LEGISLATION TO GOVERN THE CANNABIS INDUSTRY; AND (II) THE POSSESSION, SALE, MANUFACTURE, AND CULTIVATION OF CANNABIS PRODUCTS IS ILLEGAL UNDER FEDERAL LAW. EACH PARTY WAIVES ANY DEFENSES BASED UPON ILLEGALITY OR INVALIDITY OF CONTRACTS FOR PUBLIC POLICY REASONS AND/OR THE SUBSTANCE OF ANY DEFINITIVE AGREEMENT VIOLATING FEDERAL LAW. EACH PARTY HEREBY VOLUNTARILY AND UNCONDITIONALLY WAIVES, IN RELATION TO THIS AGREEMENT OR ANY ISSUE THEREUNDER: (A) ANY RIGHT OF REMOVAL OR APPEAL TO THE UNITED STATES FEDERAL DISTRICT COURTS, INCLUDING WITHOUT LIMITATION WAIVING THE RIGHT TO REMOVE TO FEDERAL COURT BASED ON DIVERSITY OF CITIZENSHIP; AND (B) ANY RIGHT TO COMPEL OR APPEAL ARBITRATION, TO CONFIRM ANY ARBITRATION AWARD OR ORDER, OR TO SEEK ANY AID OR ASSISTANCE OF ANY KIND IN THE UNITED STATES FEDERAL DISTRICT COURTS. Notwithstanding any provision to the contrary, this Agreement shall be enforced in accordance with California Civil Code §1550.5, namely, commercial activity conducted in compliance with California law and any applicable local standards, requirements, and regulations shall be deemed to be a lawful object of a contract and not contrary to, an express provision of law, any policy of express law, good morals, or public policy.

10.10.     Venue. Any cause of action, claim, suit or demand allegedly arising from or related to the terms of this Agreement or the relationship of the parties that is not subject to arbitration under Section 9, must be brought in the state court located in San Francisco, California. Both parties hereto irrevocably submit themselves to, and consent to, the jurisdiction of said court. The provisions of this subparagraph will survive the termination of this Agreement. The parties are aware of the business purposes and needs underlying the language of this subparagraph and with a complete understanding thereof, agree to be bound in the manner set forth.

10.11.     Jury Waiver. All parties hereby waive any and all rights to a trial by jury in connection with the enforcement or interpretation by judicial process of any provision of this Agreement, and in connection with allegations of statutory violations, fraud, misrepresentation or similar causes of action or any legal action initiated for the recovery of damages for breach of this Agreement.

10.12.     Attorneys’ Fees.

(a)          If any action shall be instituted in connection with a Dispute (as defined in Section 9.1 above, the prevailing party in such action, or in any affirmative defense asserted in connection with such action, shall be entitled to recover from the other party all of its costs incurred in connection with such action, including reasonable attorneys’ fees and expenses. Any such attorneys’ fees and other expenses incurred by either party in connection with (i) an appellate review of the judgment rendered in such action or of any other ruling in such action, and (ii) any proceeding to enforce a judgment in such action shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys’ fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.

 (b)         The prevailing party in any action shall be entitled, in addition to and separately from the amounts recoverable under Section 10.12(a) above, to the payment by the losing party of the prevailing party’s reasonable attorneys’ fees, court costs and litigation expenses incurred in connection with (i) any appellate review of the judgment rendered in such action or of any other ruling in such action, and (ii) any proceeding to enforce a judgment in such action. It is the intent of the parties that the provisions of this Section 10.12(b) be distinct and severable from the other rights of the parties under this Agreement, shall survive the entry of judgment in any action and shall not be merged into such judgment.

10.13.      Severability. In the event one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses. It is the intent and expectation of each of the parties that each provision of this Agreement will be honored, earned out and enforced as written. Consequently, each of the parties agrees that any provision of this Agreement sought to be enforced in any proceeding must, at the election of the party seeking enforcement and notwithstanding the availability of an adequate remedy at law, be enforced by specific performance or any other equitable remedy.

10.14.      Entire Agreement. This Agreement and the exhibits, schedules and appendices attached hereto, which are incorporated by reference (a) supersedes any prior agreement, representation or promise of any kind, whether written, oral, express or implied, between the parties hereto with respect to the subject matters herein, and (b) constitutes the full, complete and exclusive agreement between the parties with respect to the subject matters herein.

10.15.      Independent Investigation. Licensee acknowledges that it is entering into this Agreement as a result of its own independent investigation and not as a result of any representations about Licensor or any Company Party made by its respective shareholders, officers, directors, partners, members, employees, agents, representatives or independent contractors that are contrary to the terms set forth in this Agreement, or many disclosure document, prospectus, or other similar document required or permitted to be given to Licensee pursuant to applicable law. Licensee acknowledges that it has had the opportunity to seek independent legal counsel in connection with the negotiation and execution of this Agreement.

10.16.      Amendment and Termination. Subject to Licensor’s right to terminate this Agreement pursuant to Section 8 above and except as otherwise expressly set forth herein (including as provided in the Exhibits hereto), this Agreement can only be amended or terminated by a writing signed by both a duly authorized representative of Licensor and Licensee. Any modification, consent, approval, authorization or waiver granted hereunder required to be effective by signature will be valid only if in writing executed by an authorized representative of each of Licensor and Licensee.

10.17.      Captions. The captions of the Sections of this Agreement are for convenience only and shall not be considered or referred to in resolving questions of construction and/or interpretation.

10.18.      Counterpart Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.19.      Guaranty. RESERVED.

10.20.      Successors/Assigns. Subject to the terms of Section 10.1 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

10.21.      Duty of Confidentiality. Each party agrees to keep strictly confidential all Confidential Information (as defined below) and will not, without the express written authorization of the other party, disclose, copy, publish, distribute, transfer, market, use, misuse, alter or destroy any Confidential Information to any third person, firm, company, corporation or association for any purpose. Each party will maintain adequate internal safeguards to protect the Confidential Information of the other party, and each party warrants to the other party that any consultant of such party who gains access to Confidential Information of the other party shall have executed a form of agreement pursuant to which he, she or it is bound by the non-use and non-disclosure obligations of this Section 10.21. Each party is responsible for a breach of this Section 10.21 by any of its officers, directors, partners, members, owners, employees, contractors, affiliated companies, subsidiaries, agents and consultants. Each party further acknowledges and agrees that, if there is any question as to whether or not information obtained by such party from the other party constitutes Confidential Information, such party will confer with the other party regarding the status of the information prior to any disclosure and such party will not disclose such information without the express written authorization of the other party. Each party will not make use of the Confidential Information of the other party for the benefit of any other person, company, agency, or other entity. Each party will not permit access to the Confidential Information of the other party to any person, company, agency, or other entity that is not authorized in writing by the other Party to have access, observe, review, or receive the Confidential Information. The obligations imposed under this Section 10.21 shall survive the termination of this Agreement. For purposes of this Agreement, “Confidential Information” shall include (i) the terms of this Agreement, and (ii) any and all confidential and/or proprietary knowledge, data, methodology or information constituting, arising in connection with or relating to either party that is made available by such party to the other party either prior to or after the Effective Date, including, but is not limited to, the following:

(a)            Any information concerning business opportunities or proposed transactions contemplated to be shared with or offered to a party by the other party;

(b)            Technical, business, tax, legal, financial, customer, supplier, product and services information;

(c)            Processes, formulas, methods, data, software, code, licenses, programs, know- how, improvements, discoveries, developments, inventions, innovations and techniques;

(d)            Product and systems specifications, schematics, designs, software (including, without limitation, source codes and object codes), systems, concepts or new or improved products and other product or systems data;

(e)            New and future products and system development and planning data;

(f)            Business and strategic planning information and forecasts, projections, strategies, budgets, forecasts and other future corporate planning data;

(g)           All information on the profitability and/or profit margins, financial records, statements, business plans, strategy plans, sales figures, sales reports, and internal memoranda;

(h)           Costs of products and services;

(i)            The names of past, current and prospective vendors and suppliers, information relating to costs, sales or services provided by such vendors and suppliers, and any current or prospective trade agreements between either party and its vendors and/or suppliers;

(j)            Pricing and sales information, marketing strategies, advertising techniques;

(k)           Lists and/or electronic databases of all past, current and prospective clients, including, without limitation, any information regarding the names, contact information, contact terms, sales histories, purchasing habits, contacts, credit status, pricing levels and all other Confidential Information relating to a party’s past, current and prospective clients and customers;

(l)            Compensation paid to employees and other terms of employment, including employee personnel information;

(m)          Proprietary hardware, proprietary software, licensing agreements for hardware and software, and research and development plans for future enhancements, upgrades or customization of software;

(n)           Technical manuals and documentation, drafts and instructions and end users’ guides and manuals, maintenance manuals, schematics, programs, engineering and technical notes and drafts, mechanical drawings, blueprints and other engineering, mechanical or technical documentation (whether in draft or final form).

Confidential Information does not include (A) information that has become generally known or available to the public through publication or otherwise through no violation of this Section 10.21 and that is not otherwise protected by copyright, trade secret or patent; (B) information independently developed by a party without use of Confidential Information of the other party; (C) information that a party can demonstrate by written records was known or in the possession of such party prior to disclosure by the other party, or (D) information that a party is required to disclose by court order provided that such party uses all commercially reasonable efforts to limit such disclosure and to obtain confidential treatment.

[Signatures on the following page]

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

LICENSOR:

COOKIES CREATIVE CONSULTING & PROMOTIONS, LLC,
a California limited liability company

By:
Name:	Parker Berling
Title:	President

LICENSEE:

SPARTAN PARTNERS LICENSING LLC,
a Michigan limited liability company

By:
Name:	Fabian Monaco
Title:	President

[Signatures on the following page]

EXHIBIT 1

LICENSED PRODUCTS

The term “Licensed Products” means those products, goods and articles described below that incorporate or utilize the Licensed Property in the manner authorized in the Agreement:

No.	Name	Description
1.	Flower
2.	Pre-rolls
3.	G-Pen
4.	510 vape cards

Licensor may amend this Exhibit 1 from time to time to make available additional Licensed Products or to remove Licensed Products in its sole discretion, subject to prior consultation with Licensee; provided, that Licensor agrees to consider in good faith any requests and input from Licensee; and provided, further, that Licensor and Licensee shall utilize good faith efforts to mutually agree in determining the prices for the Licensed Products.

EXHIBIT 2

LICENSED PROPERTY – IDENTIFIED MARKS

1. The following trademarks and the common law trademarks related thereto1: COOKIES”

Country	Class(es)	Serial Number	Registration Number	Notes
United States	5, 30, 31, 32	87234623
United States	7, 14, 16, 28	87264411	5305158
United States	34	86764189	4951161
United States	18, 21	86697479	5319867

“C” Logo with Bite

Country	Class(es)	Serial Number	Registration Number	Notes
United States	5, 30, 31, 31, 3, 7, 14, 16, 18, 21	87237950
United States	25, 28	8726441	5305159

Stylized “C” Logo

Country	Class(es)	Serial Number	Registration Number	Notes
United States	5, 30, 31, 32	87241585

Licensor may amend this Exhibit 2 from time to time to make available additional Marks or to remove those Marks that are replaced or become unavailable. Licensee shall only use (and shall cause each Licensee Party to only use) those Marks that are then currently authorized by Licensor.

1 Marks with the following USPTO registration numbers may not be used in connection with any classes of goods and/or services covered by such Marks: 5305158; 5305159; 4951161; 5319867; 4619692. Marks with the following serial numbers may not be used in connection with any classes of goods and/or services covered by such Marks: 88232372; 88230530; 88230521.

[Exhibit 2 to License Agreement]

EXHIBIT 3

OPERATING SUBSIDIARIES, AUTHORIZED LOCATIONS & TERRITORY

The term “Territory” means the State of Michigan

No.	Operating Subsidiary	Branded Retail Store	Authorized Location
1	Entity To Be Formed	Yes	6030 E. Eight Mile Rd, Detroit, MI 48234
2	Entity To Be Formed	No	3825 Stadium Drive, Kalamazoo, MI 49008
3	Entity To Be Formed	No	2712 Portage Street, Kalamazoo, MI 49001
4	Entity To Be Formed	No	48 Main Street, Battle Creek, MI 49014
5	Entity To Be Formed	No	3425 S. MLK Jr. Blvd, Lansing, MI 48910
6	Entity To Be Formed	No	61705 Gratiot Ave., Lenox Twp., MI 48048
7	Entity To Be Formed	No	3 State Park Drive, Bay City, MI 48601
8	Entity To Be Formed	No	55 E. Morley Drive, Saginaw, MI 48601
9	Entity To Be Formed	No	922 S. Main Street, Adrian, MI 49221
10	Entity To Be Formed	No	1551 Academy, Ferndale, MI 48220

1.	Each Branded Retail Store located in the State of Michigan as approved in writing by Licensor, which approval may not be unreasonably withheld. When any additional Authorized Location has been identified and approved by Licensor, it will become part of this Agreement as if originally stated herein.

2.	Any Authorized Location that is not a Branded Retail Store shall not be subject to Licensor’s Purchase Option under Section 7 of this Agreement.

[Exhibit 3 to License Agreement]

EXHIBIT 4

SALES PLAN

Contract No.:
[Month][Year]:
Date Plan Submitted:
Licensee:
Operating Subsidiary:
Branded Retail Store:

The term “Plan Elements” means the following, as updated from time to time by Licensor:

Licensed Product	Product No.	Wholesale Price	Price Charged to Customer	On-Shelf Date	[Target Gross Revenues]	[Other]

EXHIBIT 5

ROYALTY REPORT FORM

1.            Financial Information. Licensee shall furnish to Licensor, at the times set forth in the Agreement, a full and complete statement, as duly certified by an officer of Licensee to be true and accurate, setting forth the following information:

(a)           One hundred percent (100%) of all Gross Sales from the sale of each and every Licensed Product and Affiliate Product, itemized by Licensed Product and Affiliate Product SKU;

(b)           Itemization of all Allowable Deductions, if any, in calculating the Net Sales from each Licensed Product and Affiliate Product;

(c)           The Net Sales for each and every Licensed Product and Affiliate Product SKU;

(d)           The Royalty Fees due to Licensor (or that would be due to Licensor in the event that Licensor and Licensee were not party to the Packaging Agreement) with respect to such Net Sales; and

(e)           Such other pertinent information as Licensor may reasonably request from time to time.

2.            Category Breakdowns. Each and every item of financial information required to be submitted by Licensee pursuant to Section 1 of this Exhibit 5 shall be broken down into the following categories: (a) the calendar month to which the statement applies; (b) cumulative from the inception of the calendar year to which such statement applies; and (c) cumulative from and after the Effective Date to the end of the calendar month to which such statement applies.

3.            Electronic Media Format. All information required to be submitted to Licensor pursuant to Section 4.7 of the Agreement shall be provided by Licensee in such electronic media format as Licensor may reasonably request.